

NovaWest Resources Inc.

News Release

For Immediate Release



UPDATE

Vancouver, Thursday April 20th 2006, 10:00 a.m. PST

Novawest Resources Inc. (TSXV - NVE; Frankfurt - NWM), announces that at the Company's recent Annual General Meeting the shareholders overwhelmingly approved all resolutions submitted by Management, demonstrating very strong support for Management. There was no new business brought up at the meeting.

Patrick D. O'Brien, Brian F. Adams and Jerry W. Dibble were re-elected to the Board of Directors, with Patrick D. O'Brien re-appointed as Chairman. The Board recognizes that by each of the Board members receiving greater than 99% of the votes cast in their favour, the shareholders have demonstrated confidence in the Board's efforts and strategies. The Board of Directors has re-appointed Christopher B. Chu to the position of Corporate Secretary.

Management would like to thank the Company's shareholders for their continued support.

ON BEHALF OF THE BOARD OF DIRECTORS OF NOVAWEST RESOURCES INC.

"Patrick D. O'Brien"
Patrick D. O'Brien – Chairman

Novawest invites the public to visit its website at http://www.novawest.com or e-mail the company at novawest@novawest.com to be added to the company's e-mail list for press releases and updates.

Novawest Resources Inc.
Suite 1000, The Marine Building
355 Burrard Street
Vancouver, BC
V6C 2G8

Phone: 604-683-8990 or Toll Free: 1-800-663-8990
Fax: 604-683-8903

S.E.C. Exemption 12(g)3-2(b)
File No. 82-3822
Standard & Poors Listed
Dun & Bradstreet Listed



NovaWest Resources Inc.

News Release

For Immediate Release

SUPPL

Chibougamau Program Update

Vancouver, Thursday April 27, 2006, 1:20 p.m. PST

Novawest Resources Inc. (TSXV - NVE; Frankfurt - NWM), announces that all follow-up results from the 2005 Chibougamau drilling program have recently been received. There are no significant gold results further to those reported in December 2005. As previously planned, borehole geophysical surveys are to be carried out on the 4 test-holes once spring-summer conditions permit drive-up access to the drill sites again. Field operations have already begun assessing favourable sites where conditions permit. Novawest is carrying out a detailed review of the historic and current work on its extensive Chibougamau Assemblage to ascertain the most desirable Chibougamau interests that will make up the go-forward claim package that will be worked in the coming programs. The company would like to ensure that its exploration resources in the Chibougamau camp are focused only on those mineral claims that hold the greatest promise for success.

In other business, Novawest's Chibougamau Assemblage is adjoining much of the Chibougamau holdings and operating facilities of Campbell Resources Inc. ("Campbell"). It is very encouraging for Novawest and the Chibougamau camp that our Chibougamau neighbor Campbell recently entered into Agreements which will provide up to $15.5 million in financing for its Chibougamau mining projects. These financings are to provide for the doubling of production at the Copper Rand Mine, the completion of development of additional resources at its Cedar Bay Deposit (an extension of the Copper Rand Mine), the completion of development and start up of its Joe Mann gold mine. Campbell executed a Management and Operating Agreement with Nuinsco Resources Limited to enable all of the aforementioned to move forward. Novawest looks forward to these positive developments near its Chibougamau Assemblage.

Robert Stewart, (P. Geo. APGNS), is the Qualified Person pursuant to National Instrument 43-101 for this News Release.

ON BEHALF OF THE BOARD OF DIRECTORS OF NOVAWEST RESOURCES INC.

"Patrick D. O'Brien"
Patrick D. O'Brien – Chairman

Novawest invites the public to visit its website at http://www.novawest.com or e-mail the company at novawest@novawest.com to be added to the company's e-mail list for press releases and updates.

Novawest Resources Inc.
Suite 1000, The Marine Building
355 Burrard Street
Vancouver, BC
V6C 2G8
Phone: 604-683-8990 or Toll Free: 1-800-663-8990
Fax: 604-683-8903

S.E.C.Exemption12(g)3-2(b)
File No. 82-3822
Standard & Poors Listed
Dun & Bradstreet Listed

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